ALARIS Medical Systems, Inc.
                                   Corporate Office
                                   10221 Wateridge Circle
                                   San Diego, CA 921121-2733
                                   (619) 458-7000
                                   Fax (619) 458-7760



ALARIS
MEDICAL SYSTEMS



May 27, 1997

Mr. Charles Stevens, Director, Continued Listing Analysis
American Stock Exchange
86 Trinity Place
New York, NY 10006-1881

Dear Mr. Stevens:

With this letter, I wish to inform you that ALARIS Medical, Inc. (previously known as Advanced Medical, Inc., AMA) intends to delist its common stock (ticker symbol AMA) from the American Stock Exchange and initiate trading in that stock on the NASDAQ National Market System. Our goal is to commence trading on the NASDAQ as of June 10, 1997. We have not yet finalized a decision regarding the bonds that are currently listed on the Amex (AMA A).

Enclosed is a certified copy of the enacting resolution of the ALARIS Medical Board of Directors, along with a listing approval letter from NASDAQ.

As you know, AMA's stock has traded on the AMEX since its inception. During this time, our shareholders have been well served by Doug McKenney, Manager, Corporate Relations. Over the years, Doug has been knowledgeable, diligent and responsive in executing his duties and responsibilities on behalf of investors, the Company and the Exchange. The Company has enjoyed a positive relationship with Doug and his associates, and our decision to delist bears no reflection upon him or the AMEX in general.

We are delisting for several reasons. Since the November 1996 acquisition of IVAC Medical Systems, Inc. and its merger with our wholly-owned subsidiary IMED Corporation, we have embarked in a strategic direction very different from that of the past. We have emerged a stronger, more competitive company, eager to shed our old identity and gain recognition as a major global player in advanced medical instruments and devices. Consistent with our desire to be perceived as a high tech, high growth stock, we have elected to pursue what we think is a more compatible marketplace on the NASDAQ NMS. Additionally, during recent road show presentations, it was pointed out to me repeatedly that trading on the NASDAQ with its market maker system would afford us greater visibility to shareholders. For these reasons, I believe we must delist from the AMEX in order to better serve our investors.

I ask that the AMEX not object to this delisting and request that you send me a letter to that effect as soon as possible. Thank you for your consideration in this matter.

Sincerely,



William J. Mercer
President and Chief Executive Officer




WJM:bhb

Enclosure

cc:  Doug McKenney, Manager, Corporate Relations
     American Stock Exchange

     Barbara Burkett, Director, Corporate Communications
     ALARIS Medical Systems, Inc.